United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

COCA-COLA EUROPEAN PARTNERS PLC

c/o Jordans Limited 20-22 Bedford Row, London, WC1R 4JS

+44 (0)20 7400 3333

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)    Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One)    Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One)    Yes  ☐            No  ☒

EXHIBIT LIST

Exhibit	Description

99.1	News release dated June 14, 2016 titled: “Coca-Cola European Partners to Present at Deutsche Bank Global Consumer Conference and Provide 2016 Guidance”

99.2	Investor presentation titled: “Deutsche Bank dbAccess Global Consumer Conference 2016”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)

Date: June 14, 2016	By:	/s/ Suzanne Forlidas
	Name:	Suzanne Forlidas
	Title:	Secretary